Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Equity Commonwealth for the registration of common shares, preferred shares, depositary shares, warrants and rights and to the incorporation by reference therein of our reports dated February 15, 2018 with respect to the consolidated financial statements and schedules of Equity Commonwealth and the effectiveness of internal control over financial reporting of Equity Commonwealth, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Chicago, Illinois
June 20, 2018